UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Auto and Tata Motors announce forming a joint venture in India

SIGNATURES

Fiat Auto and Tata Motors announce forming a joint venture in India

Torino, Mumbai, December 14, 2006: Fiat Auto and Tata Motors jointly announced today an agreement for the formation of a joint venture between the two companies pursuant to the Memorandum of Understanding in July 2006.

The agreement calls mainly for the creation and establishment of an industrial joint venture in India, located at the Fiat plant at Ranjangaon, in the State of Maharashtra.

With capacities to produce in excess of 100,000 cars and 200,000 engines and transmissions yearly, at steady state, the Ranjangaon plant will manufacture vehicles for the Indian and overseas markets. Both Fiat and Tata vehicles will be manufactured at the same facility, which will be managed equally by the two Shareholder Partners.

Fiat Auto will introduce its premium cars for the B and C segments, namely the Fiat Grande Punto, and the Fiat Linea whose worldwide premiere occurred at the Istanbul Motorshow in early November.

A first assembly line for Fiat cars at Ranjangaon plant has already been commissioned for Fiat Palio and Fiat Adventure models and trial runs have already commenced. The first batch of cars will roll out in early 2007.

Fiat branded cars will be distributed by Tata through the Tata-Fiat dealer network as per the arrangement already in place since March 2006. The Tata-Fiat dealer network will progressively increase to 100 outlets for the launch of the new models to cover the entire length and breadth of the country. Currently, 42 Tata-Fiat dealerships are already operational. Manufacturing of Tata cars in the joint venture will supplement the production capacities of the Tata Motors Car Plant in Pune to meet growing demand and to prepare for new Tata car models.

The engine manufacturing envisages the highly acclaimed Fiat 1.3 litre multi-jet diesel engine, the 1.4 litre and a new 1.2 litre gasoline engine, both of the ‘Fire’ family, and Fiat transmissions.

The aggregate investments in this industrial joint venture will be made in a phased manner and may exceed Rs.4000 crores (over € 665 million). The joint venture will start production of engines and new cars progressively from the beginning of 2008.

While legal agreements are being completed, the companies will kick-start the implementation of the projects, and further enhance the relationship between the two organisations to leverage mutual strengths through a combined, complementary product portfolio and technology sharing.

Fiat and Tata are also continuing discussions for industrial and commercial cooperations in Latin America, as per a joint analysis which began in July 2006. These discussions are progressing positively.

Mr. Sergio Marchionne, Chief Executive Officer of Fiat, declared: “This announcement further strengthens our strategic alliance with the Tata Group, consolidating discussions which are ongoing at all levels. With the start of this project at Ranjangaon we will give a critical boost to Fiat’s competitive presence in India and surrounding area. The industrial cooperation with Tata will allow us to bring the flavour and the technology of Fiat’s cars and powertrain at costs in line with local demand, leveraging Tata’s outstanding market knowledge and positioning. The integration of the Fiat and Tata products is a further step in creating a global scale industrial player in India. We also believe that this initiative will further enhance the economic and social development of the area.”

Mr. Ratan N. Tata, Chairman of Tata Motors, declared: “This strategic alliance with Fiat enables the two Companies jointly to present a wider range of product offerings to the Indian market. It enables Tata Motors to access world-class powertrains from Fiat for its next generation car offerings while enhancing the model line at its dealerships. Fiat’s current cars are attractive in their styling and impressive in their performance. I am sure they will be as appealing to Indian customers as they have been to those of Western European markets.”

About Fiat
One of the pioneer companies in the automobile industry, Fiat has produced more than 87 million passenger cars and light commercial vehicles, including no less than 400 models, since 1899, when the company was founded in Turin, Italy. Some of them have represented milestones in the automotive industry. The Fiat Group’s Automobiles Sector operates world-wide with the following brands: Fiat, celebrated for value, economy, and innovation and whose mass produced cars are distributed over almost the entire price class spectrum; Lancia (acquired in 1969) means prestige cars noted for their elegant styling, and comfort; Alfa Romeo (acquired in 1986) is famous as a maker of sport and luxury vehicles of style and distinction; Maserati (acquired in 1992) represents a landmark in the history of the automobile; Ferrari (acquired in 1969), well renowned for unsurpassed design, performance, and luxury, is a legendary automobile that imparts special cachet to its owner.
www.fiatgroup.com; www.fiatautopress.com; www.fiat.com; www.lancia.com; www.alfaromeo.com; www.maserati.com; www.ferrariworld.com

About Tata Motors
Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. Tata Motors already distributes Fiat-branded cars in India. The company’s international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, the reputed bus and coach manufacturer of Spain in which the company has a 21% stake; and a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.
www.tatamotors.com

For more information, please contact:

On Tata Motors

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 (22) 6665 7209
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: +91 98216 11560
Email: suresh@vccpla.com/rangs233@gmail.com

On Fiat

Marius D’lima
Head - Corporate Communications
Fiat India Pvt. Ltd.
Tel : +91 98201 29889
Email: marius.d’lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiat.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney